Blake, Cassels & Graydon LLP	Suite 2600, Three Bentall Centre
BARRISERS & SOLICITORS | PATENT & TRADE-MARK AGENTS	P.O. Box 49314
595 Burrard Street
Vancouver, British Columbia, Canada
V7X 1L3
August 12, 2005
Telephone: 604.631.3300
VIA SEDAR	Facsimile: 604.631.3309
www.blakes.com

British Columbia Securities Commission	Reference: 95346/6
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	NovaGold Resources Inc. (the “Corporation”) – Filing of Final Prospectus

     In connection with the filing of the final short form prospectus (the “Prospectus”) of the Corporation dated August 12, 2005 with the securities regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, New Brunswick, Prince Edward Island, and Newfoundland and Labrador, we hereby consent to the use of our name on the face page of the Prospectus and under the headings “Interests of Experts” and “Legal Matters”. We also consent to the reference to our opinions in the Prospectus under the headings “Eligibility For Investment” and “Canadian Federal Income Tax Considerations”.

     We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions or that is within our knowledge as a result of the services performed in connection with such opinions.

     This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours truly,

“Blake, Cassels & Graydon LLP”

Blake, Cassels & Graydon LLP is a limited liability partnership under the laws of Ontario

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